UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G / A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jumia Technologies AG
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(Name of Issuer)

Ordinary Shares
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(Title of Class of Securities)

48138M105**
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(CUSIP Number)

December 31, 2020
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with
respect to the subject class of securities, and for any
subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

*The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with
respect to the subject class of securities, and for any
subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

CUSIP No. 48138M105

(1) Names of reporting persons.

AXA Africa Holding S.A.S.

(2) Check the appropriate box if a member of a group
(a) [ ]
(b) [ ]

(3) SEC use only

(4) Citizenship or place of organization

France

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

0

(6) Shared voting power

0

(7) Sole dispositive power

0

(8) Shared dispositive power

0
(9) Aggregate amount beneficially owned by each reporting person

0

(10) Check if the aggregate amount in Row (9) excludes certain shares

[ ]

(11) Percent of class represented by amount in Row 9

0%

(12) Type of reporting person

CO

CUSIP No. 48138M105

(1) Names of reporting persons.

AXA S.A.

(2) Check the appropriate box if a member of a group
(a) [ ]
(b) [ ]

(3) SEC use only

(4) Citizenship or place of organization

France

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

0

(6) Shared voting power

0

(7) Sole dispositive power

0

(8) Shared dispositive power

0
(9) Aggregate amount beneficially owned by each reporting person

0

(10) Check if the aggregate amount in Row (9) excludes certain shares

[ ]

(11) Percent of class represented by amount in Row 9

0%

(12) Type of reporting person
CO

CUSIP No. 48138M105

Item 1.

Item 1(a) Name of issuer:
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The name of the issuer is Jumia Technologies AG (the Company).

Item 1(b) Address of issuer's principal executive offices:
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The Company s principal executive offices are located at Charlottenstrasse 4,
10969 Berlin, Germany.

Item 2.

2(a) Name of person filing:
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This Schedule 13G is being filed by AXA Africa Holding S.A.S. and AXA S.A.

The foregoing persons are hereinafter referred to as the Reporting Persons.
Any disclosures herein with respect to persons other than the Reporting
Persons are made on information and belief after making inquiry to the appropriate party.

See Exhibit A for the Reporting Persons s agreement for a joint filing of a single statement on their behalf.

2(b) Address or principal business office or, if none, residence:
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AXA Africa Holding S.A.S. : 23 avenue Matignon, 75008 Paris, France.

AXA S.A. : 25 avenue Matignon, 75008 Paris, France

2(c) Citizenship:
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AXA Africa Holding S.A.S.: France.

AXA S.A. : France

2(d) Title of class of securities:
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Ordinary Shares, no par value, which may be represented by American Depositary Shares.

2(e) CUSIP No.:
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48138M105

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

AXA Africa Holding S.A.S. is a wholly owned subsidiary of
AXA S.A. On the basis of this relationship, AXA S.A. may
be deemed to share beneficial ownership of any Ordinary
Shares of the Company previously held by AXA Africa Holding S.A.S.
See the response(s) to Items 5 through 9 (inclusive) and
11 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following: [X]

This Amendment No. 1 is being filed to report the fact that, in November 2020, the Reporting Persons ceased to beneficially own any Ordinary Shares. As a result, the Reporting Persons have no further reporting obligations on Schedule 13G with respect to the Ordinary Shares unless and until such time that any transactions were any to occur that would require the Reporting Persons to resume their reporting obligations on Schedule 13G.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

AXA Africa Holding S.A.S.
By: /s/ Hassan El Shabrawishi
Name: Hassan El Shabrawishi
Title: President
AXA Africa Holding S.A.S.

AXA S.A.
By: /s/ Victoria Warme
Name: Victoria Warme
Title: Attorney-in-Fact, duly authorized under Power of
Attorney effective as of October 15th, 2020 by and
on behalf of AXA S.A.
AXA S.A.

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on the Schedule
13G/A dated February 11, 2021 (the Schedule 13G/A), with respect to the Ordinary Shares of Jumia Technologies AG is filed on behalf of each of us pursuant to and in accordance with the provisions of
Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this joint filing agreement (this Agreement) shall be included as an Exhibit to the Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2021.

AXA Africa Holding S.A.S.
By: /s/ Hassan El Shabrawishi
Name: Hassan El Shabrawishi
Title: President
AXA Africa Holding S.A.S.

AXA S.A.
By: /s/ Victoria Warme
Name: Victoria Warme
Title: Attorney-in-Fact, duly authorized under Power of
Attorney effective as of October 15th 2020 by and
on behalf of AXA S.A.
AXA S.A.

POWER OF ATTORNEY

The undersigned AXA S.A., a corporation duly organized under the laws of France (the Company), does hereby make, constitute and appoint each of Anthony Gilsoul, Victoria Warme, Rena Kam,
Isaac Eade and Monique Diaz acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, documents) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any
United States or non-United States governmental or regulatory authority,
Including without limitation Forms 3, 4, 5, Schedules 13D, 13F, 13G and
13H and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the
Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 15 October 2020.

AXA S.A.
By: /s/ Ian Johnson
Name: Ian Johnson
Title: AXA Group Chief Compliance Officer
AXA S.A.